Letter from the Chief Executive Officer

REMINISCENCES OF A CROSS-BORDER, ESSENTIAL WORKER



ZACH GEORGE

CEO, SUNDIAL GROWERS INC.

February 2022 marked my second anniversary as the CEO of Sundial. As I look back, it is remarkable how much we have accomplished in terms of financial performance improvement and our steadfast dedication to delighting cannabis consumers.

The past two years have been unforgettable and transformative. The world experienced a pandemic, impacting our daily routines, interactions, and freedoms. The Canadian cannabis industry was deemed an essential service and slowly started to mature, contributing an estimated $45 billion in GDP and $15 billion in tax receipts in the three years since legalization. As a team, we have transformed our company from a poorly positioned business on the verge of bankruptcy to one of the largest Canadian regulated product platforms with an industry-leading balance sheet. The winds of change have pervaded every aspect of Sundial's business, from our operations to our people and shareholders. We have taken many blows in a saturated and commoditized domestic market and suffered from several historical challenges. However, a combination of decisiveness, hard work, and good fortune has provided us with an incredible opportunity to take a leadership position in the industry and create sustainable value for shareholders. This is an opportunity we are determined to seize.

Business strategists often say that companies can't be great unless they have almost failed. I am proud to serve a team that has garnered a powerful mix of strength, humility, and fearlessness – having been to the brink of failure, looked into the abyss, and then recovered.

> "You only live twice: Once when you are born.
> And once when you look death in the face."
>
> — Ian Fleming, You Only Live Twice

BROKEN IPO

When I started, Sundial was trying to dominate medical, recreational, and wellness segments simultaneously while building business initiatives in half a dozen countries. We faced multiple internal and external challenges, including operational and corporate challenges, excessive leverage, and inadequate cost control. As a result, Sundial was likely to require an in-court or out-of-court restructuring.

As an incoming CEO, success meant eliminating the possibility of "zero" value for the equity and avoiding bankruptcy. While an out-of-court restructuring was preferable, it certainly wasn't going to be easy. We were being managed by the banks' special loans groups where less than 5% of companies emerge with their businesses intact.

Survival was the priority, and Sundial was akin to a patient in the ICU. Our favourite consumer packaged goods ("CPG") purist pundits predicted our demise and repeatedly read Sundial's obituary. Despite being pushed by our lenders at several points to prepare to seek creditor protection, our Board made leadership changes and never abandoned their posts. Despite exiting hundreds of employees and materially reducing costs, we came close to losing control to our creditors. We engineered a painful but necessary solution in June 2020, which included a large asset sale, debt for equity swaps, and an ugly but essential rescue financing that ensured we could continue operating into 2021.

WHEN MOON?

In late 2020, Sundial became the subject of intense social media focus and was labeled a "meme" stock. We saw multiple trading days where Sundial was the highest volume traded name on the Nasdaq, an exchange with more than 3,500 company listings. At the height of our popularity, our trading volume reached approximately 3 billion shares in one day, and we traded 34 billion shares in the first quarter of 2021. American TV personality Jim Cramer spent time and energy online and live on CNBC labeling Sundial a "pump and dump" and calling for the U.S. federal government to investigate trading in Sundial shares to protect retail investors.

Retail investor support has been essential to the construction of our business model and enabled us to raise almost CAD$1.2 billion from late 2020 to mid-2021. Sundial's trading liquidity provided an open window to raise this capital. Instead of looking out of this window and discussing the weather, we dove right through it. This capital has enabled us to dramatically reshape the business and effectively "live twice." In addition to working capital, our first material use of capital was to eliminate our debt in late 2020. As a pre-profit startup, a debt-free balance sheet mitigates risk to our shareholders and enabled us to be in control of our destiny.

How and why did this happen? I believe that this phenomenon, which impacted a small number of companies, was driven by a natural evolution of the capital markets and partially fueled by COVID-19. We witnessed the rise of a stimulus-funded, work-from-home, day trading retail investor drawn to commission-free trading platforms such as Robinhood. More than one million Robinhood accounts held shares of Sundial at one point. "Lightning in a bottle" doesn't go far enough to describe the opportunity that was presented. If Sundial, a Canadian cannabis licensed producer ("LP"), was listed on the CSE or TSX or had origins in a different industry, our story and path would have been significantly different. The Robinhood business model relies on the sale of order flow data, which enables sophisticated and high-frequency trading firms to assist in the provision of liquidity and effectively results in some retail investors being gamed as they trade securities.

Financial acumen and alignment are essential values at Sundial. The cannabis industry is finally moving past funded cultivation capacity and revenue-based valuation methodologies and focusing instead on cash flow and earnings quality. Canada is in the early innings of a distressed cycle, while several U.S. cannabis markets are seeing both wholesale and retail pricing pressure. Sober transparency is an essential element of leadership and good governance. We are continually working on ways to educate and inform our stakeholders about our business model, strategy, and results, against a complex social media ecosystem. We strive to be a trusted partner to the industry and believe that being known for "doing what we say we will do" is the cornerstone of credibility. For example, we don't want to lecture others about building an "ownership culture"; we want to create owners. We were the first Canadian LP to equitize our employee base down to the plant floor. In one sense, we owe our successful restructuring to platforms like Robinhood; however, to the extent that these platforms encourage the aggressive churning of trading accounts and short-term thinking by uninitiated retail investors, we become *very* concerned.

"Robinhood trades are not free. When you pay for order flow, you're probably charging your customers more and pretending to be free.
It's a very dishonorable, low-grade way to talk."

— Charlie Munger, Daily Journal 2021 Annual Meeting

SUNDIAL

FROM PURGATORY TO A PIPELINE OF POSSIBILITIES

As the path to survival and a debt-free balance sheet became clear, we were able to turn our focus away from painful restructuring activities and get back to business. Amidst the dysfunction, oversupply, and lack of profitability in Canadian cannabis, two things were clear: 1) In mature U.S. markets, there was a correlation between SKU counts at retail, permissible levels of vertical integration, and profitability; and 2) So far in this "gold rush," the profits have not been found in the gold or the pickaxes and shovels, but rather in the financing of these items, due to the lack of industry participation by banks and institutions. These observations have been key drivers of our strategy and Sundial's transformation.

The mere reference of vertical integration will have many CPG purists foaming at the mouth. Vertical integration, in whole or in part, is frequently observed in emerging product industries or frontier regions where best-in-class CPG practices are being introduced. We expect to see a strong trend towards more focus, specialization, and refinement in cannabis, but in today's fledgling landscape, the more profitable models have some level of integration. We have recently seen multiple U.S. players who were solely dedicated to low-cost cultivation with some of the country's largest glasshouse production, as well as premium retailers with differentiated access to genetics, call audibles and transition to the ownership of retail distribution or cultivation. While I spent my first year working with our dedicated teams to restructure and shrink the business, the second year was spent rapidly reshaping our business model to focus on a two-pillar strategy. The first pillar consisted of our core cannabis operations and the second pillar our investment portfolio.

I'll start with the first pillar. Cultivation has been the foundation of our cannabis business. Sundial owns Canada's largest pure indoor modular cultivation facility with an annual production capacity of more than 70,000 kilograms. In the early days, our facility faced challenges common within the industry: construction cost overruns, over-staffing, and early failures in using the robust data that our facility generates to drive standard operating procedures and reduce cultivation outcome volatility. In addition, we were guilty of deifying "the plant" and the "master grower." Sundial's original leadership invested significant time and capital to integrate legacy market experience, authenticity, and genetics into the business model. We have deep respect for the talent and knowledge held by legacy market operators, but this integration ultimately didn't work well. The reality is that most of these operators never managed institutional quality manufacturing operations or large-scale agriculture. They never had to manage cultivation outcomes to consistent lab or listing specs and generally didn't worry about taxes.

When I became CEO, our capacity utilization ran at approximately 75%. At that time, our quality wasn't living up to our premium brand promises and market oversupply drove flower prices into literal free fall. We decided to pull back cultivation aggressively as the market commoditized and reached a low point of about 35% capacity utilization. The manufacturing overhead burden associated with the unused capacity was expensive, but why grow more just to destroy more capital? Our COO, Andrew Stordeur, moved into our Olds facility and has made tremendous progress working with our teams to improve consistency and quality. We have continued to work to fine-tune our processes and consistently grow high-quality cannabis at scale. I am incredibly proud of the team and the cultivation outcomes we are delivering now. I would put our flower quality up against any competitor.

> *"Farming looks mighty easy when your plow is a pencil and you're a thousand miles from the corn field."*
>
> — Dwight D. Eisenhower

Now for the second pillar. We formalized our commitment to our SunStream Bancorp joint venture in early 2021. Our joint venture partner, Stream Asset Financial or "SAF Group," led by Ryan Dunfield, is comprised of some of the most talented, next-generation alternative investment professionals in Canada – full stop. Together, we are actively underwriting opportunities to lend to North American cannabis companies and have built a credit portfolio that is valued north of CAD$400 million. The expected cash flow from these investment activities will be like "mother's milk" to the broader business. Underwriting business models across the industry has increased our team's "cannabis IQ" and helped further our goals for continuous operational improvement. Sundial's Board is keenly focused on unlocking value through the strategic positioning of this joint venture.

SUNDIAL

SLOW MOTION TRAIN WRECKS AND LIQUID ASSETS

Retail distribution is critical to licensed producers. Today, we are seeing bizarre behavior at the margin where licensed producers use compliant means to purchase shelf space to sell products at a loss. This is presumably because LPs are still prioritizing market share and revenue over capital preservation and profits. Most retailers are struggling to be profitable, and we are starting to observe a trickle of closures on a weekly basis. I expect to see massive store closures in Canada, with the toll likely closer to 1000 than 100. We announced the acquisition of Spiritleaf's retail network in May of 2021. Between corporate and franchise locations, there were 86 Spiritleaf stores at that time and 104 now. We have closed 11 stores and will continue to evaluate our retail portfolio to optimize quality and profitability. Sundial's retail network creates an opportunity to own the relationship with cannabis consumers and showcase both Sundial's branded products and the best offerings from other Canadian licensed producers.

With the recent completion of our acquisition of Alcanna, Sundial has become the largest private sector distributor of alcohol and cannabis in Canada. The Alcanna acquisition enables us to further leverage retail opportunities and become a trusted partner in the regulated products industry. Alcanna has a phenomenal Edmonton-based team that has improved our talent density and added to our leadership ranks. We are now Canada's largest private liquor retailer, operating 171 locations predominantly in Alberta, under the three retail banners Wine and Beyond, Liquor Depot and Ace Liquor. I expect that Alcanna will bring stability to Sundial's cash flow profile and create a greater opportunity to take a leadership role in the regulated cannabis industry for years to come. Alcanna's stake in Nova Cannabis provides an opportunity to build a dominant Canadian cannabis retail model with a degree of vertical integration and reflects Sundial's evolution into a regulated products platform. By adding Alcanna, we are enhancing our team and furthering our mission to delight consumers and own the customer relationship.

Through the acquisition of Alcanna, Sundial holds an approximate 63% equity interest in Nova Cannabis, one of Canada's most disruptive cannabis retailers, offering a wide range of high-quality cannabis products at value prices. Combined with Sundial's Spiritleaf retail operations, Sundial manages Canada's largest cannabis private sector retail network with approximately 180 locations. Sundial does not intend to acquire the minority shareholder interest in Nova, and we are prohibited from doing so in the province of Ontario due to current regulations. Instead, we intend to play the roles of sponsor and franchisor, supporting Nova with capital and operational expertise. We aim to create a liquid, investable, and dominant Canadian enterprise focused on multi-banner cannabis retail. As long as Canada's regulatory regime remains in its current form, this cannabis distribution infrastructure has the opportunity to play a critical role in the consumer experience.

TURNING OVER A NEW LEAF

To put this in perspective, I started my journey with Sundial just as the Canadian cannabis bubble had burst, with an unsustainable capital structure and an uncertain future. We ended 2021 having no debt and more than CAD$1 billion of net liquidity. Over the last two years, our reshaped business model went from the verge of bankruptcy to setting sequential records for adjusted EBITDA for the last two reported quarters. We still have significant work to do to better connect with our target consumers and improve our execution on many levels. Our cash flow targets are multiples higher than our 2021 performance. Our team is working to build a more stable model with the goal of enabling Sundial to generate meaningful free cash flow, net of investment capital.

Over the last two years, rapid and material change has resulted in our original "Sundial Growers" identity becoming less relevant given our broader business activities. As we reevaluate our company's vision and realign our values, the time has come for Sundial to rebrand. We intend to rebrand the company with investor support at our upcoming annual meeting. This new brand will better reflect our activities as a company and the undeniable impact that investor support has had on the business.

We continue to view the Canadian market as a compelling long-term opportunity that is worth fighting for. We are obsessed with delighting consumers, committed to operational excellence, and focused on continuous improvement. I am honoured to serve our stakeholders and proud to be a part of a company with the right tools to become a driving force in the Canadian regulated products industry. I am grateful to all our shareholders, partners, and staff for their support in this journey. We look forward to another breakthrough year at Sundial.

ZACH GEORGE

SUNDIAL





SUNDIAL

TIMELINE SINCE JANUARY 2020

2020 January 30
Announced Executive Team Change: Zach George announced as CEO

2020 March 31
Net Liquidity - $143.3 million

2020 April 9
Restructured and curtailed production at facility

2020 June 8
Closed Bridge Farm sale

2020 June 30
Net Liquidity - $116.4 million

2020 August 15
Registered offering of $20 million

2020 September 30
Net Liquidity - $93.1 million

2020 November 30
Eliminated senior secured second lien convertible notes

2020 December 30
Invested in Zenabis

2020 December 31
Net Liquidity $65.7 million

2021 January 11
Launched premium concentrates products

2021 February 16
Invested in Indiva

2021 March 15
Announced SunStream Bancorp joint venture

2021 March 31
Net Liquidity $959 million

2021 May 4
Acquired more than 10% shares of Valens

2021 June 30
Net Liquidity $1.109 billion

2021 July 20
Completed Spiritleaf retail cannabis network acquisition

2021 September 16
Launched first Canadian Caviar Cone product

2021 September 30
Net Liquidity $1.178 billion

2021 October 7
Announced the intent to acquire Alcanna

2021 November 11
Announced share repurchase program

2021 December 2
SunStream IVXX submitted draft registration statement

2021 December 31
Net Liquidity $1.125 billion

2022 January 4
7% stake in Village Farms disclosed

2022 March 31
Completed the Alcanna acquisition

RESTRUCTURING PHASE
FOUNDATIONAL PHASE
REBUILDING PHASE
$ NET LIQUIDITY

"We are obsessed with delighting consumers, committed to operational excellence, and focused on continuous improvement. I am honoured to serve our stakeholders and proud to be a part of a company with the right tools to become a driving force in the Canadian regulated products industry."

ZACH GEORGE
CEO, SUNDIAL GROWERS INC.